Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
American Realty Capital - Retail Centers of America, Inc.
We consent to the incorporation by reference in the registration statement (No. 333-198864) on Form S-3D of American Realty Capital - Retail Centers of America, Inc. of our report dated April 15, 2015, with respect to the consolidated balance sheet of American Realty Capital - Retail Centers of America, Inc. and subsidiaries as of December 31, 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2014, and the related financial statement schedule III, real estate and accumulated depreciation, which report appears in the December 31, 2014 annual report on Form 10-K of American Realty Capital - Retail Centers of America, Inc.

/s/ KPMG LLP
New York, New York
April 15, 2015